Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario M5H 3V5 CANADA

Item 2	Date of Material Change

March 7, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on March 7, 2011.

Item 4	Summary of Material Change

Gammon Gold Inc. (“Gammon”) reports numerous new drill intercepts at the Guadalupe y Calvo Rosario Vein Northwest Extension, including 5.0 metres grading 8.96 grams per tonne gold and 587 grams per tonne silver and 2.0 metres grading 8.64 grams per tonne gold and 656 grams per tonne silver.

Item 5	Full Description of Material Change

Gammon is pleased to announce that its ongoing drilling at the Guadalupe y Calvo Project in southern Chihuahua State, Mexico, continues to intercept high-grade gold-silver mineralization in the Northwest Extension of the Rosario Vein.

Guadalupe y Calvo Drilling Highlights

Highlights from the 32-hole program include:

  Hole GC-185, 1.1 metres grading 62.37 grams per tonne gold plus 56 grams per tonne silver, or 63.39 grams per tonne gold equivalent(1).

  Hole GC-203, 5.0 metres grading 8.96 grams per tonne gold plus 587 grams per tonne silver, or 19.63 grams per tonne gold equivalent(1).

  Hole GC-207, 2.0 metres grading 8.64 grams per tonne gold plus 656 grams per tonne silver, or 20.56 grams per tonne gold equivalent(1).

  Hole GC-215, 1.1 metres grading 19.21 grams per tonne gold plus 73 grams per tonne silver, or 20.53 grams per tonne gold equivalent(1).

Since resuming the drilling program at Guadalupe y Calvo in April 2010, the Company has drilled an additional 40 diamond drill holes (22,513 metres), of which 32 holes (19,721 metres) were drilled on the Northwest Extension of the Rosario system. The average of the 21 intercepts that reported over a 2.5 grams per tonne gold equivalent(1) cutoff is 1.9 metres grading 6.85 grams per tonne gold and 188 grams per tonne silver, or 10.36 grams per tonne gold equivalent(1). This step-out drilling is testing the extension of the major vein system at Guadalupe y Calvo underneath a thick series of post-mineral volcanic tuffs. The work has been very successful in discovering and delineating a wide zone of sheeted to locally stockworked vein system, ranging from more than 10 to over 100 meters in width, within which are narrower zones of high-grade mineralization that meet current underground cut-off grades at the Company’s other underground operations. The expanded PEA is expected to be released during the second quarter of 2011.

(1) Using the Company’s long term gold equivalency ratio of 55:1

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

March 7, 2011